Mail Stop 3561
      April 11, 2006

Robert H. Tomlinson, Jr.
President and Chief Executive Officer
uBid.com Holdings, Inc.
8550 West Bryn Mawr, Suite 200
Chicago, IL 60631

      Re:	uBid.com Holdings, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed March 28, 2006
		File No. 333-131733

Dear Mr. Tomlinson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

uBid.com Holdings, Inc. Consolidated Financial Statements as of
December 31, 2005 and 2004

General

1. Please consider whether an amendment to your Form 10-K for the year ended December 31, 2005 is necessary based on any revisions to your financial statements resulting from the comments below.

Balance Sheets, page F-3

2. With reference to the applicable authoritative guidance, such as
SFAS 150, ASR 268 and EITF Topic D-98, please tell us in detail the terms of your redeemable common stock which support classification of the stock as temporary equity as opposed to a liability, as of December 31, 2005.

Statements of Cash Flows, page F-6
3.  We read your response to comment 8 in our letter dated March
10,
2006. Please refer to the remarks made by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC Developments regarding cash flows presentation of floor plan financing arrangements and explain to us why you believe your cash flows
presentation is consistent with this guidance.   Please note that
Mr.
Levine`s speech is available on our website at http://www.sec.gov/news/speech/spch120605jl.htm. In responding to our comment, please address whether IBM is ever both the supplier and the financing entity, or whether IBM is always a third party financer of the transaction. Also ensure we understand how the end result of your cash flows presentation is such that the net effect on operating cash flows is the amount of gross profit generated, as we do not believe that any other end result would be appropriate.

Notes to Financial Statements

New Accounting Pronouncements, page F-11

4. We read the revisions to your disclosure in response to comment
13
in our letter dated March 10, 2006. Please further revise the disclosure to discuss 1) the method of adoption of SFAS 123R you expect to utilize; and 2) the impact that adoption of the standard is expected to have in future periods. We assume such information is available for disclosure, as you were required to adopt SFAS 123R effective in the first quarter of fiscal 2006.

Note 8.  Related Party Transaction, page F-14,
Note 8.  Promissory Notes, page F-15,
Note 19.  Bridge Notes, page F-22

5. We read your response to comment 14 in our letter dated March
10,
2006. Please tell us how your assessment of the value of the common shares exchanged takes into consideration the redemption feature of certain of the common shares that were exchanged. In this regard, it seems to us that a unit with one redeemable common share and 1/4 warrant would be more valuable than a unit with one ordinary common share and 1/4 warrant. We may have further comment.


6. Please revise to state separately the number of shares of common stock and the number of warrants that were issued to settle each debt transaction.

Exhibits and Financial Statement Schedules, page II-4

Exhibit 2.2

7. We note your response to comment 16 in our letter dated March
10,
2006.  We have not received your schedule supplementally and therefore we reissue the comment.
***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Anthony W. Watson, Accountant, at (202) 551-3318 or Robyn L. Manuel, Senior Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342, or David Mittelman, Legal Branch Chief at (202)
551-
3214 me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc:  Rachel W. Mantz, Esq.
      McGuire Woods LLP
      VIA FAX (312) 849-8133



Robert H. Tomlinson, Jr.
uBid.com Holdings, Inc.
April 11, 2006
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